Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefits Committee of the
Sirius XM Radio 401(k) Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-179600) on Form S-8 of Sirius XM Holdings Inc. of our report dated June 14, 2017, with respect to the statements of net assets available for benefits of the Sirius XM Radio 401(k) Savings Plan as of December 31, 2016 and 2015, the related statement of changes in net assets available for benefits for the year ended December 31, 2016, and the supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the Sirius XM Radio 401(k) Savings Plan.

/s/ KPMG LLP
New York, New York
June 14, 2017